# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seanergy Maritime Holdings Corp., CIK 0001448397
CUSIP: Y73760400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950157-25-000057
Filed by CIK 0001513017

## Reporting persons
- Konstantakopoulos Konstantinos: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); member of a group; sole voting power 0; shared voting power 2,763,596; sole dispositive power 0; shared dispositive power 2,763,596; aggregate amount beneficially owned 2,763,596 (13.2% of the class)
  Comment: Note to Row 6: Konstantinos Konstantakopoulos owns all 2,763,596.00 shares indirectly through Longshaw Maritime Investments S.A., a Marshall Islands corporation.
  
  Note to Row 11: The percent ownership is calculated based upon an aggregate of 20,902,365 shares outstanding as reported in Seanergy Maritime Holdings Corp.'s Form 20-F filed on March 21, 2025.
- Longshaw Maritime Investments S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); member of a group; sole voting power 0; shared voting power 2,763,596; sole dispositive power 0; shared dispositive power 2,763,596; aggregate amount beneficially owned 2,763,596 (13.2% of the class)
  Comment: Note to Row 6: Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 2,763,596.00 shares of common stock of Seanergy Maritime Holdings Corp.
  
  Note to Row 11: The percent ownership is calculated based upon an aggregate of 20,902,365 shares outstanding as reported in Seanergy Maritime Holdings Corp.'s Form 20-F filed on March 21, 2025.

## Item 1. Issuer
Name of issuer: Seanergy Maritime Holdings Corp.
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece, 166 74

## Item 2. Person Filing
Name of person filing:
Konstantinos Konstantakopoulos
Longshaw Maritime Investments S.A.
Address of principal business office or, if none, residence:
The principal business office of each person named in Item 2(a) above is:
60 Zephyrou Street & Syngrou Avenue
17564 Athens, Greece
Citizenship:
Konstantinos Konstantakopoulos is a citizen of Greece.
Longshaw Maritime Investments S.A. is a Marshall Islands Corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1. Konstantinos Konstantakopoulos - 2,763,596 2. Longshaw Maritime Investments S.A. - 2,763,596
Percent of class: 1. Konstantinos Konstantakopoulos - 13.2% 2. Longshaw Maritime Investments S.A. - 13.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1. Konstantinos Konstantakopoulos - 2,763,596 2. Longshaw Maritime Investments S.A. - 2,763,596
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1. Konstantinos Konstantakopoulos - 2,763,596 2. Longshaw Maritime Investments S.A. - 2,763,596

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Konstantakopoulos Konstantinos: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/04/2025)
- Longshaw Maritime Investments S.A.: /s/ Konstantinos Konstantakopoulos, Konstantinos Konstantakopoulos (08/04/2025)